                                                                     EXHIBIT 12


                             THE FINOVA GROUP INC.

            COMPUTATION OF RATIO OF (LOSS) INCOME TO FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS
                            (Dollars in thousands)

                                                                  Predecessor Company
                                                  ---------------------------------------------------
                                     Reorganised
                                       Company
                                     Four Months  Eight Months        Years Ended December 31,
                                        Ended         Ended     -------------------------------------
                                    Dec. 31, 2001 Aug. 31, 2001   2000       1999     1998     1997
                                    ------------- ------------- ---------  -------- -------- --------
(Loss) income from continuing
  operations before income taxes
  and preferred dividends..........  $(1,141,508)   $(654,274)  $(756,100) $360,339 $236,829 $211,068

Add fixed charges:
   Interest expense................      178,374      436,445     628,839   465,256  373,581  325,467
   Allocation of rent expense......        1,978        2,882       4,125     2,995    2,778    2,059
                                     -----------    ---------   ---------  -------- -------- --------
Total fixed charges................      180,352      439,327     632,964   468,251  376,359  327,526
                                     -----------    ---------   ---------  -------- -------- --------
(Loss) income from continuing
  operations as adjusted...........  $  (961,156)   $(214,947)  $(123,136) $828,590 $613,188 $538,594
                                     -----------    ---------   ---------  -------- -------- --------
Ratio of (loss) income from
  continuing operations to fixed
  charges..........................        (5.33)       (0.49)      (0.19)     1.77     1.63     1.64
                                     ===========    =========   =========  ======== ======== ========
Preferred stock dividends on a pre-
  tax basis........................                 $   3,074   $   6,325  $  6,325 $  6,325 $  6,676

Total fixed charges and preferred..
stock dividends....................  $   180,352    $ 442,401   $ 639,289  $474,576 $382,684 $334,202
                                     -----------    ---------   ---------  -------- -------- --------
Ratio of (loss) income from
  continuing operations to fixed
  charges and preferred stock
  dividends (1)....................        (5.33)       (0.49)      (0.19)     1.75     1.60     1.61
                                     ===========    =========   =========  ======== ======== ========

(1) For the four months ended December 31, 2001, the eight months ended August 31, 2001 and the year ended December 31, 2000, earnings were inadequate to cover fixed charges by $961.2 million, $214.9 million and $123.1 million, respectively.